Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2016
(millions of dollars)
Earnings, as defined:
Net income	$637
Income taxes	259
Fixed charges included in the determination of net income, as below	531
Amortization of capitalized interest	9
Distributed income of equity method investees	21
Less equity in earnings of equity method investees	32
Total earnings, as defined	$1,425

Fixed charges, as defined:
Interest expense	$509
Rental interest factor	15
Allowance for borrowed funds used during construction	7
Fixed charges included in the determination of net income	531
Capitalized interest	28
Total fixed charges, as defined	$559

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.55
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.